# RTN STEALTH SOFTWARE INC.

(Formely Arris Resources Inc.)

**Interim Consolidated Financial Statements**

Expressed in Canadian Dollars

Three months ended March 31, 2010

**(Unaudited)**

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of RTN Stealth Software Inc. for the three months ended March 31, 2010, have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company's management.

The Company's independent auditors has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor

RTN STEALTH SOFTWARE INC.

(Formely Arris Resources Inc.)

Consolidated Balance Sheets

(Baisc of Presentation - note 2)

(Unaudited - expressed in Canadian Dollars)

		March 31 2010 (Unaudited)		December 31 2009
Assets				
Current assets				
Cash and cash equivalents	$	478,936	$	379,284
Marketable securities (note 6 & 9b)		–		1,448,800
Amounts receivable		12,375		242,744
Prepaid expenses		–		10,000
Short term investment (Note 5)		10,012		–
		501,323		2,080,828
Equipment (note 4)		7,351		3,940
License (note 7)		150,000		–
Mineral properties (note 6 & 9b)		–		67,185
Oil and gas property		1		1
	$	**658,675**	**$**	**2,151,954**
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	65,000	$	75,072
Subsequent events (note 10)				
Shareholders' equity				
Share capital (note 9a)		2,355,580		3,919,865
Contributed surplus (note 9c)		2,604,737		670,374
Accumulated comprehensive income		504,770		504,770
Deficit		(4,871,412)		(3,018,127)
	$	**723,675**	**$**	**2,227,026**

Basic of presentation - note 2

See accompanying notes to the interim financial statements

Approved on behalf of the Board of Directors

"Nikolas Perrault" — Director

"Lucky Janda" — Director

RTN STEALTH SOFTWARE INC.
(Formely Arris Resources Inc.)
Interim Consolidated Statements of Operations
(Unaudited - expressed in Canadian Dollars except for number of shares)

		Three months ended March 31		
		2010		2009
Expenses				
Advertising and promotion	$	22,632	$	–
Amortization		3,748		782
Bank charges and interest		239		92
Foreign exchange (gain)		-		(13,232)
Management, consulting and administrative		33,600		20,000
Office		3,001		52
Professional fees		42,208		–
Rent		12,500		20,000
Property research fees		-		9,544
Stock-based compensation (note 8b)		1,736,064		–
Travel		1,500		–
Trust and filing fees		9,805		3,081
Loss before the following:		(1,865,297)		(40,319)
Interest income		12		–
Gain on spin-off of former subsidiaries (note 6)		12,000		–
Net loss for the period	$	(1,853,285)	$	(40,319)
Loss per share, basic and fully diluted	$	(0.02)	$	(0.00)
Weighted average number of common shares outstanding		99,416,860		62,716,860

Consolidated Statement of Comprehensive loss
(Unaudited -expressed in Canadian Dollars)

		Three months ended March 31		
		2010		2009
Net loss for the period	$	(1,853,285)	$	(40,319)
Other comprehensive loss for the period		–		–
Total comprehensive loss for the period	$	(1,853,285)	$	(40,319)

Consolidated Statements of Deficit
(Unaudited - expressed in Canadian Dollars)

		Three months ended March 31		
		2010		2009
Deficit, beginning of the period	$	(3,018,127)	$	(2,418,656)
Net loss for the period		(1,853,285)		(40,319)
Deficit, end of the period	$	(4,871,412)	$	(2,458,975)

See accompanying notes to the interim consolidated financial statements

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

1.

NATURE AND CONTINUANCE OF OPERATIONS

RTN Stealth Software Inc. (formerly known as Arris Resources Inc. hereinafter referred to as the “Company” or “RTN Stealth”) is a public company incorporated in the Province of British Columbia, Canada.

On December 21, 2009, the Company changed its name from Arris Resources Inc. to RTN Stealth Software Inc. At the same time, the Company changed its trading symbol to RTN.  The Company is listed on Canadian National Stock Exchange.  The Company holds an interest in an oil and gas project in Alberta, Canada. In January 2010, the Company entered into the business of software sales and executed a definitive agreement to acquire an exclusive and perpetual license to a security trading software: the Market Navigation, Trade Execution, and Market Timing Software (note 7).

Under the Plan of Arrangement effective January 5, 2010, the Company transferred its interest in five mineral claims in British Columbia, Canada, its agreement with a British Columbia manufacturing company to distribute its earth quake sensor products in India and its marketable securities to its three subsidiaries to complete the spin-off.  The Company had a working capital of $436,323 and accumulated a deficit of $4,871,412 as at March 31, 2010. As the Company had changed its business from resource exploration into the software business, it is unsure whether the Company may successfully change its business model and strategic direction.  The ability of the Company to continue to operate as a going concern is dependent on its ability to ultimately operate its business at a profit. To date, the Company has not generated any revenues from operations and will most likely require additional funds to meet its obligations and the costs of its operations. As a result, further losses are anticipated prior to the generation of any profits.

The Company’s future capital requirements will depend on many factors, including the costs of operating the software business. The Company’s anticipated operating losses and increasing working capital requirements may require that it obtain additional capital to continue operations.

The Company will depend almost exclusively on outside capital. Such outside capital will include the sale of additional shares. There can be no assurance that capital will be available as necessary to meet these continuing operating costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in significant dilution to the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected, thus giving rise to doubt about the Company’s ability to continue as a going concern. The financial statements do not reflect adjustments to the carrying values of assets, liabilities or reported results should the Company be unable to continue as a going concern.

2.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These unaudited  interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2009, which are available through the internet on SEDAR at www.sedar.com.

These consolidated financial statements include the accounts of RTN Stealth Software Inc. and its wholly owned inactive subsidiaries: Arris Minerals Inc. (“AMI”) and Arris Oil & Gas Inc. (“AOG”).

All significant inter-company transactions and transactions have been eliminated upon consolidation.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the financial year ended December 31, 2009, except as described below.

i)

New Accounting Standards Not Yet Adopted:

International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2010. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011 and is considering the accounting policy choices under IFRS.

4.

EQUIPMENT

	March 31, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net	Net
	$	$	$	$
Office furniture	3,414	2,220	1,194	1,492
Computer equipment	17,108	11,151	5,957	2,347
Computer software	10,473	10,273	200	100
Leasehold improvements	2,522	2,522	-	-
	33,517	26,166	7,351	3,939

5.

SHORT TERM INVESTMENT

As at March 31, 2010, the Company’s short term investment consisted of an investment in a Guaranteed Investment Certificate which was issued by a Canadian chartered bank that will mature on February 2011.

6.

CORPORATE RESTRUCTURING

On November 2, 2009, the Company and its three former wholly owned subsidiaries Arris Holdings Inc. (“AHI”), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”), collectively known as the “Parties”, entered into a plan of arrangement (“Arrangement Agreement”) whereby the three former subsidiaries would spin-out from the parent company, each becoming a reporting issuer and each acquiring an asset from the Company in exchange for common shares (the “Common Shares”) of the respective subsidiary.

The change in corporate structure was effective on January 5, 2010 with the sequence of events as summarized  below:

i)

Altered the identifying name of the Company’s Common Shares to Class A Common Shares without par value, being the RTN Class A Common Shares.

ii)

Created a class consisting of an unlimited number of common shares without par value (the “ Common Shares’’).

iii)

Each issued RTN Class A Common Share was exchanged for one Common Share and one RTN Class A Preferred Share (with no par value). The RTN Class A Common Share was eliminated upon the completion of the Arrangement Agreement.

iv)

The Company transferred its interest in five mineral claims in Atlin, British Columbia (the Mineral Properties’) to CLI; an agreement with a British Columbia manufacturing company to distribute its earthquake sensor products in India (the “Distribution Agreement”) to QMI; and all of the Company’s marketable securities (the “Equity Portfolio”) to AHI in the consideration for 17,583,372 common shares of each of CLI, QMI, and AHI (collectively known as “Distributed Shares”) issued by the three former subsidiaries respectively (note 9b).

v)

The Company redeemed the issued RTN Class A Preferred Shares for consideration consisting solely of the Distributed Shares. Each shareholder of record as of the close business on November 5, 2009, being the share distribution record date, of the Company, has received its pro-rata share of the Distributed Shares.  RTN Class A Preferred Share was eliminated upon the completion of the Arrangement Agreement.

7.

ACQUISITION OF SOFTWARE LICENSE

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc. (“MGS”) whereby the Company acquired a fully supported exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (the “RTN-Stealth Software”).

7.

ACQUISITION OF SOFTWARE LICENSE (continued)

As consideration for the above, the Company issued 5,000,000 Class B preferred shares to the shareholders of MGS. In connection with the acquisition, the Company paid a company controlled by a director of the Company a transaction advisory fee of 250,000 Class B Preferred Shares (Note 8). Each Class B Preferred share is convertible into ten common shares of the Company when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of  $20,000,000.

8.

SHARE CAPITAL

a)

Authorized and outstanding shares:

As at March 31, 2010 the authorized share capital of the Company consisted of the following:

-Unlimited number of Common Shares with no par value

-Unlimited number of Class B Preferred Shares with no par value. Each Class B Preferred Share is convertible into ten Common Shares when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of $ 20,000,000 (Note 7).

The continuity of the issued and outstanding shares of the Company as at March 31, 2010 is as follows:

This Class A common share was eliminated from the Company’s share capital as at March 31, 2010.

8.

SHARE CAPITAL (continued)

a)

Authorized and outstanding shares (continued) :

This class of preferred share (Class A) was eliminated from the Company’s share capital as at March 31, 2010

b)

Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required.  The option price shall not be less than the fair market value of the Company’s common shares on the grant date. In February 2010, the Company awarded its directors, officers, employees and consultants a total of 5,650,000 stock options at an exercise price of $0.32 with the expiry date of February 24, 2015. The fair value of each option at the date of grant was estimated at $0.31/option by using the Black-Scholes option pricing model with the following assumptions:

8.

SHARE CAPITAL (continued)

Risk free interest rate	3.25%
Expected life	5 years
Volatility	232%
Expected dividends	nil

The 5,650,000 granted options had a fair value of $1,736,064 at the grant date and all the granted options were vested immediately on issuance. As a result, the Company recognized $1,736,064  stock-based compensation expense and credited to contributed surplus to account for the vesting of the options (Note 8 C) during the  quarter.

The continuity of the outstanding stock options of the Company as at March 31, 2010 is as follows:

	Number of outstanding option	Weighted Average Exercise Price
		$
Balance, December 31, 2009	-	-
Grants	5,650,000	0.32
Expired/Cancelled/Consolidated	-	-
Exercised	-	-
Balance, March 31, 2010	5,650,000	0.32

As at March 31, 2010, there were 5,650,000 stock option outstanding with a weighted average exercise price of $0.32 per share.

c)

Contributed surplus

The continuity of the outstanding stock options of the Company as at March 31, 2010 is as follows:

9.

RELATED PARTY TRANSACTIONS

a)

During the three months ended March 31, 2010, two companies controlled by the President charged the Company $14,000 in management and administrative fees (2009 - $13,000), and $12,500 in rental expense (2009 - $7,000). As at March 31, 2010 the Company owed $3,000 for these expenses (2009 - $52,500). These transactions have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly they are measured at their fair values.

9.

RELATED PARTY TRANSACTIONS (continued)

b)

The Arrangement Agreement envisions the transfer of the Mineral Properties, the Distribution Agreement, and the Equity Portfolio (collectively the “Transferred Assets’) from RTN Stealth to CLI, QMI, and AHI respectively. As consideration for the transfer, the controlling interest in the common shares of CLI, QMI, and AHI was immediately distributed to the shareholders of RTN Stealth. (Note 6(IV)). The shareholders of RTN Stealth at the time of the transfer will continue to collectively own the Transferred Assets.  Consequently, there was no substantive change in the beneficial ownership of the Transferred Assets at the time that the Transferred Assets were vended to RTN Stealth. As such the transfer of the Mineral Properties, Distribution Agreement, and the Equity Portfolio was recorded, in accordance with the Canadian generally accepted accounting principles, at the carrying values as follows

Mineral Properties	Value of the transfer being the carrying value at RTN Stealth’s account on January 5, 2010
five mineral claims in the areas located near Gladys Lake Molybdenum occurrences in the Atlin Mining District, British Columbia	$ 67,185

Distribution Agreement
Distribution Agreement with a British Columbia private company to distribute its seismic sensors in India.	$ 1

Equity Portfolio	Number of share	Value of the transfer being the carrying value at RTN Stealth’s account on January 5, 2010
Publicly traded common shares
-Desert Gold Ventures Inc.	300,000	$ 240,000
-Ona Power Corp.	2,800,000	509,600
-Maxtech Ventures Inc.	440,000	228,800
Share purchase warrants of publicly traded shares
-Ona Power Corp.	2,800,000	470,400
		$ 1,448,800

10.

SUBSEQUENT EVENTS

On May 17, 2010, the Company executed two definitive agreements subject to CNSX approval. In the first case the Company has acquired of all of the assets of MGS, the Company that sold the RTN-stealth Software to the Company in January 2010 (note 7),  and in the second case the Company has purchased the EMC-ALGO Software Suite from ENAJ Mercantile Corporation (“ENAJ”), a privately owned company. The Company has issued to MGS shareholders twenty (20) million common shares escrowed in four equal tranches at 6, 9, 12, and 15 months and assume $2.45 million of liabilities owed by MGS.

As to ENAJ, the Company has issued five (5) million common shares as consideration for the acquisition of the EMC-ALGO Software Suite. The first 2.5 million common shares have been issued to ENAJ and are escrowed in four equal tranches at 6, 9, 12, and 15 months. The remaining 2.5 million common shares were issued to the owner of ENAJ, and are escrowed, in three equal tranches at 12, 24, and 36 months.